                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*

                                   GRACO INC.
                                   ----------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   384109-10-4
                                   -----------
                                 (CUSIP Number)

                                  JULY 2, 1998
                                  ------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                                Page 1 of 9 Pages

--------------------
 CUSIP NO. 384109104            SCHEDULE 13G                   Page 2 of 9 Pages
--------------------

------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSON
       IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
       Trust U/W Clarissa L. Gray

------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                     (b) [X]
------------------------------------------------------------------------------
3      SEC USE ONLY

------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION
       Trust governed by the laws of Minnesota
------------------------------------------------------------------------------
                              5    SOLE VOTING POWER
       NUMBER OF                   993,642
        SHARES                ------------------------------------------------
     BENEFICIALLY             6    SHARED VOTING POWER
       OWNED BY
         EACH                 ------------------------------------------------
       REPORTING              7    SOLE DISPOSITIVE POWER
        PERSON                     993,642
         WITH                 ------------------------------------------------
                              8    SHARED DISPOSITIVE POWER

------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       993,642
------------------------------------------------------------------------------
10     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       4.96%
------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*
       OO (Trust)
------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------
 CUSIP NO.  384109104                SCHEDULE 13G              Page 3 of 9 Pages
----------------------

------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSON
       IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
       U.S. Bank Trust National Association SD

------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
       Trustee of Clarissa L. Gray Trust                            (b) [X]
------------------------------------------------------------------------------
3      SEC USE ONLY

------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION
       Trust governed by the laws of Minnesota
------------------------------------------------------------------------------
                              5    SOLE VOTING POWER
       NUMBER OF
        SHARES                ------------------------------------------------
     BENEFICIALLY             6    SHARED VOTING POWER
       OWNED BY                    993,642
         EACH                 ------------------------------------------------
       REPORTING              7    SOLE DISPOSITIVE POWER
        PERSON
         WITH                 ------------------------------------------------
                              8    SHARED DISPOSITIVE POWER
                                   993,642
------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       993,642
------------------------------------------------------------------------------
10     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       4.96%
------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*
       BK
------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------
 CUSIP NO.  384109104              SCHEDULE 13G                Page 4 of 9 Pages
-----------------------

------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSON
       IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
       Paul M. Torgerson

------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
       Trustee of Clarissa L. Gray Trust                           (b) [X]
------------------------------------------------------------------------------
3      SEC USE ONLY

------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION
       USA
------------------------------------------------------------------------------
                              5   SOLE VOTING POWER

                              ------------------------------------------------
       NUMBER OF              6   SHARED VOTING POWER
        SHARES                    1,342,392 (Includes all shares held by the
     BENEFICIALLY                 Trust and 348,750 shares held by Greycoach
       OWNED BY                   Foundation of which Mr. Torgerson is a
         EACH                     director)
       REPORTING              ------------------------------------------------
        PERSON                7   SOLE DISPOSITIVE POWER
         WITH
                              ------------------------------------------------
                              8   SHARED DISPOSITIVE POWER
                                  1,342,392
------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,342,392
------------------------------------------------------------------------------
10     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.70%
------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*
       IN
------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------
 CUSIP NO.  384109104               SCHEDULE 13G               Page 5 of 9 Pages
-----------------------

------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSON
       IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
       David A. Koch

------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
       Trustee of Clarissa L. Gray Trust                           (b) [X]
------------------------------------------------------------------------------
3      SEC USE ONLY

------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION
       USA
------------------------------------------------------------------------------
                        5   SOLE VOTING POWER
                            500,917 (Includes ESOP Shares of 744 and 18,642
       NUMBER OF            options scheduled to vest within 60 days)
                        ----------------------------------------------------
        SHARES          6   SHARED VOTING POWER
                            2,132,933 (Includes all shares held by the Trust;
     BENEFICIALLY           67,791 shares owned by Mr. Koch's wife, as to which
                            Mr. Koch may be deemed to share voting power;
       OWNED BY             44,968 shares owned by Graco Foundation of which
                            Mr. Koch is a director; 677,782 shares owned by the
         EACH               Graco Pension Plan as to which Mr. Koch shares
                            voting power; and 348,750 shares held by Greycoach
       REPORTING            Foundation of which Mr. Koch is a director)
                        ----------------------------------------------------
        PERSON          7   SOLE DISPOSITIVE POWER
                            500,917
         WITH           ----------------------------------------------------
                        8   SHARED DISPOSITIVE POWER
                            2,132,933
------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,633,850
------------------------------------------------------------------------------
10     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       13.1%
------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*
       IN
------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 6 of 9 Pages

The Statement of Ownership, as amended, filed by the Trust U/W Clarissa L. Gray (the "Trust") pursuant to Rules 13d-1(d) and 13d-2(b) under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the Trust's ownership of shares of common stock of Graco Inc., is hereby amended by restating such statement, as amended, to add or to update the information contained therein.

ITEM 1
             (a)     Name of Issuer:

                            Graco Inc.

             (b)     Address of Issuer's Principal Executive Offices:

                            4050 Olson Memorial Highway
                            Golden Valley, Minnesota 55422

ITEM 2
             (a)     Name of Person Filing:

                            Trust U/W Clarissa L. Gray

             (b)     Address:

                            c/o U.S. Bank Trust National Association SD
                            141 North Main Avenue
                            Suite 400
                            Sioux Falls, South Dakota 57102-1133

             (c)     Citizenship:

                            Governed by Minnesota law

             (d)     Title of Class of Securities:

                            COMMON

             (e)     CUSIP Number:

                            384109-10-4

             The three trustees of the Clarissa L. Gray Trust share the power to vote and dispose of the shares held by the Trust. The trustees have joined in this filing since, under applicable Rules of the Securities and Exchange Commission, such powers may cause the trustees to be deemed to be beneficial owners of the shares held by the Trust. The trustees disclaim the existence of any group relationship among the trustees except such relationship as may be deemed to exist by virtue of their status a trustees.

                                                               Page 7 of 9 Pages

             Effective March 19, 1998, U.S. Bank Trust National Association SD replaced First Bank of South Dakota, N.A. as trustee of the Trust. Following First Bank System, Inc.'s acquisition of U.S. Bancorp on August 1, 1997 and the subsequent name change of each of the First Bank System banks to reflect the U.S. Bank name, First Bank of South Dakota merged with an affiliate located in North Dakota. Prior to the merger, a new national bank affiliate, U.S. Bank Trust National Association SD, was chartered in South Dakota, N.A. to receive and assume all personal trust and agency relationships of First Bank of South Dakota, N.A. The transfer of the Trust's accounts from First Bank of South Dakota, N.A. to U.S. Bank Trust National Association SD became effective on March 19, 1998. The other trustees of the Trust are David M. Koch and Paul M. Torgerson, both of which are individual residents of the State of Minnesota. The principal business address of each of the trustees of the Trust is as follows:

                     U.S. Bank Trust National Association SD
                     141 North Main Avenue
                     Suite 400
                     Sioux Falls, South Dakota 57102-1133

                     David A. Koch
                     505 North Highway 169
                     Suite 595
                     Plymouth, Minnesota 55441

                     Paul M. Torgerson
                     220 South Sixth Street
                     Minneapolis, Minnesota 55402

ITEM 3

             This statement is being filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, because the shares of the Issuer owned by the Trust were acquired prior to December 22, 1970.

ITEM 4

             Ownership:

             (a)     Amount beneficially owned:

                            993,642

             (b)     Percentage of Class:

                            4.96%

             (c) Number of Shares as to which the Trust has:

                     (i) Sole power to vote or direct the vote:

                            993,642

                                                               Page 8 of 9 Pages

                     (ii) Shared power to vote or direct the vote:

                            None

                     (iii)Sole power to dispose or direct the disposition:

                            993,642

                     (iv) Shared power to dispose or direct the disposition:

                            None

             The trustees share the power to vote or to direct the vote and to dispose or direct the disposition of all shares held by the Trust. Any additional shares of Graco Inc. owned by individual trustees are listed on the Cover Page relating to such trustee.

ITEM 5 Ownership of Five Percent or Less of a Class:

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

ITEM 6 Ownership of More Than Five Percent on Behalf of Another Person.

             Not Applicable

ITEM 7 Identification and Classification of Members of the Subsidiary which Acquired the Security Being Reported on by Parent Holding Company.

             Not Applicable

ITEM 8 Identification and Classification of Members of the Group:

             Not Applicable, but see Item 2.

ITEM 9 Notice of Dissolution of Group:

             Not Applicable

ITEM 10 Certification:

             Not Applicable. (See Item 3.)

                                                               Page 9 of 9 Pages

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 10, 1998
                                      TRUST U/W CLARISSA L. GRAY

                                      U.S. Bank Trust National Association SD,
                                      Trustee


                                      By:  /s/ Thomas J. Flynn, Senior V.P.
                                          --------------------------------------


                                      U.S. Bank Trust National Association SD,
                                      Trustee


                                      By:  /s/ Cynthia C. Nassen, Asst. V.P.
                                          --------------------------------------


                                      /s/  Paul M. Torgerson
                                      ------------------------------------------
                                      Paul M. Torgerson, Trustee



                                      /s/ David A. Koch
                                      ------------------------------------------
                                      David A. Koch, Trustee